SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2025

Commission File Number 0-28800
______________________

DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 28, 2025 “NOTICE OF ANNUAL GENERA MEETING, AVAILABILITY OF ANNUAL FINANCIAL STATEMENTS AND ANNUAL INTEGRATED REPORT AND NO CHANGE STATEMENT”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 28, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Group”)

NOTICE OF ANNUAL GENERAL MEETING, AVAILABILITY OF ANNUAL FINANCIAL STATEMENTS AND ANNUAL INTEGRATED REPORT AND NO CHANGE STATEMENT

Notice of annual general meeting

Notice is hereby given that the annual general meeting (“AGM”) of DRDGOLD shareholders (“Shareholders”) will be held remotely at 10:00 a.m. (South African Standard Time) on Wednesday, 26 November 2025, to transact the business as stated in the notice of AGM dated 28 October 2025 (“Notice”), which was distributed to Shareholders today, 28 October 2025.

The Notice also contains summary consolidated financial statements for the year ended 30 June 2025.

The Company has retained the services of The Meeting Specialist Proprietary Limited (“TMS”) to remotely host the AGM on an interactive electronic platform in order to facilitate remote electronic attendance, participation and voting by Shareholders and/or their proxies. TMS will assist Shareholders with the requirements for electronic attendance, participation in, and/or voting at the AGM.

Shareholders who wish to electronically attend, participate in and/or vote at the AGM are required to contact TMS at proxy@tmsmeetings.co.za or on +27 11 520 7950/1/2 as soon as possible, in any event by no later than 10:00 a.m. (South African Standard Time) on Tuesday, 25 November 2025. Shareholders who wish to electronically participate at the AGM may still appoint a proxy to vote on their behalf at the AGM. Access by means of electronic communication will be at the expense of the individual Shareholder.

Salient dates

2025
Record date to determine which Shareholders are entitled to receive the Notice	Friday, 17 October
Last day to trade in order to be eligible to electronically attend, participate in and vote at the AGM	Tuesday, 11 November
Record date to determine which Shareholders are entitled to electronically attend, participate in and vote at the AGM	Friday, 14 November
Forms of proxy for the AGM for Shareholders holding shares in the form of American Depositary Receipts to be lodged by 09:00 a.m. (Eastern Standard Time)	Monday, 24 November*
Forms of proxy for the AGM for Shareholders registered on the United Kingdom register to be lodged by 10:00 a.m. (Greenwich Mean Time)	Monday, 24 November*

Forms of proxy for the AGM for Shareholders registered on the Australian register to be lodged by 01:00 a.m. (Australian Western Standard Time)	Monday, 24 November*
Forms of proxy for the AGM for Shareholders registered on the South African register to be lodged by 10:00 a.m. (South African Time)	Tuesday, 25 November*
*Any forms of proxy not lodged by this date and time must be handed to the chairman of the AGM before the appointed proxy exercises any of the relevant Shareholder’s rights.

Availability of Annual Financial Statements and Annual Report

Shareholders are advised that the Company’s annual report suite, including, inter alia, the annual integrated report for the year ended 30 June 2025 (“Annual Report”), which contains, inter alia, the information required in terms of paragraph 8.62 of the JSE Limited Listings Requirements and the Group’s annual financial statements for the year ended 30 June 2025 (“Annual Financial Statements”), is available on the Company’s website at: https://www.drdgold.com/investors/reports- and-results#ars2025 from today, 28 October 2025.

The Annual Financial Statements are also available through the following JSE cloudlink: https://senspdf.jse.co.za/documents/2025/JSE/ISSE/DRD/AFS_FY2025.pdf.

In compliance with the United States federal securities laws, DRDGOLD will file its annual report on Form 20-F (“Form 20-F”) with the United States Securities and Exchange Commission (“SEC”) on Thursday, 30 October 2025. The Form 20-F may also be accessed electronically from the SEC website and DRDGOLD’s website at: https://www.drdgold.com/investors/reports-and-results#ars2025 from on or about Thursday, 30 October 2025.

In accordance with the SEC requirements, relating to mining company disclosure rules, DRDGOLD will also file an updated Technical Report Summary (“TRS”) in respect of Ergo Mining Proprietary Limited (“Ergo”) with the SEC. The TRS may be accessed electronically on the Company’s website at: https://www.drdgold.com/investors/reports-and-results#ars2025 on or about Thursday, 30 October 2025.

The Annual Financial Statements, as included in Form 20-F and published on DRDGOLD’s website as well as the JSE cloudlink, are prepared in accordance with International Financial Reporting Standards and its interpretations adopted by the International Accounting Standards Board, and have been audited by BDO South Africa Inc., who expressed an unmodified audit opinion thereon.

No change statement

The Annual Financial Statements, and the auditor’s report thereon, contain no modifications to the financial information contained in the reviewed condensed consolidated financial statements for the year ended 30 June 2025, published on Wednesday, 20 August 2025 or the auditor’s report thereon.

Should Shareholders require further information, have any questions or require a hard copy of the Annual Financial Statements (a copy of which will be provided, free of cost), please contact Ms Kgomotso Mbanyele, the company secretary of DRDGOLD, at kgomotso.mbanyele@drdgold.com or on telephone number (+27) 87 285 9576.

Johannesburg 28 October 2025
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